SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Jumei International Holding Limited

(Name of Subject Company)

Jumei International Holding Limited

(Names of Persons Filing Statement)

Class A Ordinary Shares, par value US$0.00025 per share*

(Title of Class of Securities)

48138L206**

(CUSIP Number of Class of Securities)

Sean Shao

Chairman of the Special Committee of the Board of Directors

Jumei International Holding Limited

20th Floor, Tower B, Zhonghui Plaza

11 Dongzhimen South Road, Dongcheng District, Beijing 100007

People’s Republic of China

Tel: +86 10-5676-6999

With copies to:

Stephanie Tang, Esq.

Hogan & Lovells

11th Floor, One Pacific Place

88 Queensway

Hong Kong

Tel: +852-2219-0888

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of the American Depositary Shares (“ADSs”), each representing ten class A ordinary shares, par value $0.00025 per share, of the issuer.

**	This CUSIP number applies to the issuer’s ADSs.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed on February 26, 2020 with the Securities and Exchange Commission (the “SEC”) by Jumei International Holding Limited, an exempted company incorporated in the Cayman Islands (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Jumei Investment Holding Limited , an exempted company incorporated in the Cayman Islands (“Purchaser”) and a wholly owned subsidiary of Super ROI Global Holding Limited, a British Virgin Islands business company (“Parent”), to purchase all of the Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) at an offer price of $2.00 per Class A Ordinary Share or $20.00 per ADS in cash (the “Offer Price”), without interest, subject to reduction for any applicable withholding taxes, $0.05 per ADS cancellation fees and other related fees (ADS depositary has confirmed that it will not assess $0.02 per ADS depositary service fee) with respect to Class A Ordinary Shares represented by ADSs pursuant to the terms and conditions of the Deposit Agreement, dated as of May 15, 2014 (the “Offer”). The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Purchaser, Parent and Mr. Leo Ou Chen on February 26, 2020, as amended or supplemented from time to time, which contains as an exhibit an Offer to Purchase dated February 26, 2020 (the Offer to Purchase and the related Letters of Transmittal, as each of them may be amended or supplemented from time to time, contain the terms of the Offer).

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 4 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9 and page number references herein refer to the Schedule 14D-9.

Item 8.	ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following new paragraphs are hereby added under the header “Final Results of the Offer and Completion of the Merger”, as set forth below:

“On April 14, 2020, the Company and Purchaser filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of April 14, 2020, pursuant to which the Merger became effective on April 14, 2020. As a result of the Merger, at the Merger Effective Time, Purchaser merged with and into the Company and the Company became wholly owned by Parent.

At the Merger Effective Time, each Class A Ordinary Share issued and outstanding immediately prior to the Merger Effective Time was cancelled and ceased to exist in exchange for the right to receive $2.00 and each ADS issued and outstanding immediately prior to the Merer Effective Time was cancelled and ceased to exist in exchange for the right to receive $20.00, in each case, in cash, without interest and net of any applicable withholding taxes. The ADS holders shall pay any applicable fees, charges and expenses of The Bank of New York Mellon, the ADS depositary (the “ADS Depositary”) and government charges (including withholding taxes if any) due to or incurred by the ADS Depositary, in its capacity as the ADS depositary, in connection with the cancellation of the ADSs surrendered and distribution of the merger consideration to holders of ADSs, including applicable ADS cancellation fees of $0.05 per ADS. Notwithstanding the foregoing, 40,344,690 Class A Ordinary Shares and 50,892,198 Class B Ordinary Share owned by Purchaser were canceled in exchange for the shares issued and outstanding immediately after the Merger Effective Time of the surviving company held by Parent.

Pursuant to the Merger Agreement, each vested Company Option outstanding immediately prior to the Merger Effective Time was cancelled in exchange for the right to receive the product of (i) the excess, if any, of the Per Share Merger Consideration over the exercise price per Class A Ordinary Share of such vested Company Option, multiplied by (ii) the total number of Class A Ordinary Shares underlying such vested Company Option. Any then-outstanding vested Company Option that had an exercise price per Class A Ordinary Share equal to or greater than the Per Share Merger Consideration was cancelled at the Merger Effective Time and ceased to exist without receiving any payment for such Company Option. Each Company RSU vested and outstanding immediately prior to the Merger Effective Time was cancelled as of the Merger Effective Time and converted into the right to receive in exchange therefor an amount of cash equal to (i) the Per Share Merger Consideration, multiplied by (ii) the number of Class A Ordinary Shares underlying such Company RSU.

The Company has requested that trading of the ADSs on the New York Stock Exchange (“NYSE”) be suspended, and that NYSE file with the SEC a Form 25 notifying the SEC of NYSE’s withdrawal of the ADSs from listing on NYSE and intention to withdraw the Class A Ordinary Shares from registration under Section 12(b) of the Exchange Act. The Offeror Group has advised the Company that it intends to cause the Company to file with the SEC, ten days after NYSE files the Form 25, a Form 15 suspending the Company’s reporting obligations under the Exchange Act and withdrawing the registration of the Class A Ordinary Shares under the Exchange Act. The Company’s obligations to file with or furnish to the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration of the Class A Ordinary Shares becomes effective.”

Item 9.	EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

(a)(1)(J) Tender Offer Statement (Amendment No. 3) on Schedule TO (incorporated by reference to the Schedule TO filed by Parent, Purchaser and Mr. Chen on April 9, 2020).

(a)(1)(K) Tender Offer Statement (Amendment No. 4) on Schedule TO (incorporated by reference to the Schedule TO filed by Parent, Purchaser and Mr. Chen on April 15, 2020).

(a)(5)(G) Press Release issued by the Company on April 14, 2020 (incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to SEC by the Company on April 15, 2020).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 15, 2020

JUMEI INTERNATIONAL HOLDING LIMITED

By:	/s/ Sean Shao
Name: Sean Shao
Title: Chairman of the Special Committee of the Board of Directors

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(J)	Tender Offer Statement (Amendment No. 3) on Schedule TO (incorporated by reference to the Schedule TO filed by Parent, Purchaser and Mr. Chen on April 9, 2020).

(a)(1)(K)	Tender Offer Statement (Amendment No. 4) on Schedule TO (incorporated by reference to the Schedule TO filed by Parent, Purchaser and Mr. Chen on April 15, 2020).

(a)(5)(G)	Press Release issued by the Company on April 14, 2020 (incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to SEC by the Company on April 15, 2020).